SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
A Listed Company

CNPJ/MF nº 02.558.115/0001 -21
NIRE 4130001760-3

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING
HELD ON AUGUST 15, 2005

DATE, TIME AND VENUE: August 15, 2005, 10:30 a.m., at TIM Participações S.A. (“Company”) main office, located at Rua Comendador Araújo, 299, Curitiba (PR), .

PRESENT: Shareholders representing more than two thirds (2/3) of the voting capital stock, as evidenced by the signatures in the Shareholders Attendance Book. Also present Mr. Fabiano Gallo, Legal Officer.

CHAIRED BY: Chairman – Mr. Mauro E. Guizeline; Secretary – Mr. Laércio Pellegrino Filho.

CALL: Call notice published in the Diário Oficial do Estado do Paraná and the Gazeta do Povo newspapers, on 28, 29 and 30 of July, 2005 and Gazeta Mercantil newspaper, on 28 and 29 of July and on 1 of August, 2005.

ORDER OF BUSINESS: (i) considering the resignation of the Chairman of the Board of Directors, submitted to the Board Meeting held on July 20, 2005, to elect another chairman to fill the unexpired term; (ii) to appreciate and adopt the Senior Management motion to move the corporate main office to the city of Rio de Janeiro (RJ), with the consequent amendment to Article 3 of the Articles of Organization; (iii) as a consequence of the foregoing resolution, to choose a mass circulation newspaper published in Rio de Janeiro (RJ) in which to publish the statutory corporate notices; and (iv) to pass the amendment to Article 5 of the Articles of Organization, in order to properly mirror the number of shares of corporate stock resulting from the cancellation of the shares purchased from the shareholders disagreeing with the resolution adopting the merger of TIM Nordeste Telecomunicações S.A. and TIM Sul S.A into the Company.

READING OF DOCUMENTS, VOTING AND PREPARATION OF THE MINUTES:
(1) The shareholders waived unanimously the reading of the documents related to the business to be transacted in this Shareholders’ Meeting, since they are fully known by all. (2) The votes, comments and disagreements, if any, are to be numbered, received and initialed by the Chairman and Secretary and filed at the Company’s main office, pursuant to Art. 130, Paragraph 1 of Law 6.404/76. (3) The preparation and publication of these minutes in summary form, without the signatures of all the shareholders was authorized as provided in Art. 130, Paragraphs 1 and 2 of Law 6.404/76, respectively.

RESOLUTIONS: After discussing the business, the shareholders adopted by unanimous vote: (i) considering the resignation of the Chairman of the Board of Directors, submitted to the Board Meeting held on July 20, 2005, to elect to replace him for the unexpired term the person appointed by TIM Brasil Serviços e Participações S.A., Mr. Marco Patuano, an Italian citizen, married, economist, alien ID RNE V380672-4, Individual Taxpayer ID CPF/MF 058.876.927 -40, resident and domiciled in Rio de Janeiro (RJ), with business address at Avenida República do Chile, 500, 30º andar. The newly elected Chairman of the Board signed the statement mentioned in CVM 367, dated May.29.2002, as provided in Art. 147 of Law 6.404/76, received by the Chairman and to be filed at the Company’s main office. The newly elected Chairman of the Board shall take office by signing the applicable document and shall remain in office until the 2007 Annual Shareholders’ Me eting with the abstention of the shareholders Caixa de Previdência dos Funcionários do Banco do Brasil, Vailly S.A., Himaros S.A., Tanlay S.A., Naustdal S.A. e Safra National Bank of New York in voting in this item. (ii) to adopt the Senior Management motion to move the corporate main office to the city of Rio de Janeiro (RJ) at Avenida das Américas, 3434, Bloco 1, 7º andar – Parte, Barra da Tijuca, with the consequent amendment to Article 3 of Articles of Organization to: “Art. 3º - The registered office and domicile of the Company is in the city and State of Rio de Janeiro, at Avenida das Américas, 3434, Bloco 1, 7º andar – Parte, Barra da Tijuca; upon resolution of its Board of Directors, the Company may open and close branches and offices anywhere in Brazil or abroad.”; (iii) as a consequence of the foregoing resolution, to approve the Senior Management motion for the statutory corporate notices to be made in “Jornal do Brasil”, in addition to the Diário Oficial do Estado do Rio de Janeiro and “Gazeta Mercantil”. Additionally, and until the 2006 Annual Shareholders Meeting, the statutory corporate notices shall continue to be published in “Gazeta do Povo”; and (iv) in view of the cancellation of the shares purchased from the shareholders disagreeing with the resolution adopting the merger of TIM Nordeste Telecomunicações S.A. and TIM Sul S.A into the Company, to pass the amendment to Article 5 of the Articles of Organization, in order to properly mirror the number of shares of corporate stock, to: “Art. 5º - The subscribed and fully-paid capital amounts to one billion, four hundred and seventy-two million, seventy-four thousand, five hundred and twenty-four reals, ninety-seven cents (R$ 1.472.074.524,97), represented by eight hundred and seventy-nine billion, five hundred and seventy-six million, four hundred and eighty-seven thousand, one hu ndred and sixty (879,576,487,160) shares of stock, of which two hundred and ninety-nine billion, six hundred and ten million, six hundred and thirty-one thousand, sixty-eight (299,610,631,068) are common shares and five hundred and seventy-nine billion, nine hundred and sixty-five million, eight hundred and fifty-six thousand, ninety-two (579,965,856,092) are preferred shares, all of them being registered, no par-value shares.”.

CLOSING: There being no further business, the Chair adjourned the meeting for the time required to prepare these minutes. The meeting was once more called to order, the minutes were read and approved by all those present, and were signed by the Chairman and the Secretary, as well as by the following shareholders.

Mauro E. Guizeline	Laércio Pellegrino Filho
Chair	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: August 19, 2005	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer